

17017583

SEC Mail Processing Section

MAR 14 2017

Washington DC 414

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-20851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trade Manage Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Market St, Suite 410
(No. and Street)

Saddle Brook (City) NJ (State) 07663 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Lee 800-221-5676
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Willne, Peter D.
(Name – *if individual, state last, first, middle name*)

25 Mohegan Trail (Address) Saddle River (City) NJ (State) 07458 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAR 15 AM 7:07
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Edward Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trade Manage Capital, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

JOSEPHINE TORRES
NOTARY PUBLIC OF NEW JERSEY
ID # 2336160
My Commission Expires 10/19/2020



Notary Public

Sworn to and subscribed before me this 10 day of MAR 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADE MANAGEMENT CAPITAL, INC.
FINANCIAL STATEMENTS
as of DECEMBER 31, 2016
and for THE YEAR THEN ENDED

INDEX

PETER D.WILLNER
Certified Public Accountant
25 Mohegan 0Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Trade Manage Capital, Inc.
Saddle Brook, New Jersey

We have audited the accompanying financial statement of financial condition of Trade Management Capital, Inc., (the Company) as of December 31, 2016 and December 31, 2015 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade Manage Capital, Inc. as of December 31, 2016 and December 31, 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for purposes of forming an opinion on the basic financial statements taken as a whole. The information in Schedules I, II, III, and IV is presented for purposes of additional analysis and not required part of the basic financial statements, but is supplementary
information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Peter D. Willner, CPA
Saddle River, New Jersey
February 17, 2017

TRADE MANAGEMENT CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016 and DECEMBER 31, 2015

		2016		2015
ASSETS				
Current Assets:				
Cash and cash equivalents		$ 1,306,612		$ 2,776,384
Cash segregated under Federal and other regulations		202,952		321,168
Due from broker		12,712		8,406
Prepaid expenses		26,601		31,150
Other current assets		52,065		47,369
Total Current		$ 1,600,942		$ 3,184,477
Fixed Assets:				
Furniture, fixtures and equipment, (at cost)	$ 271,761		$ 271,761	
(Less): accumulated depreciation	(257,245)		(254,275)	
Net Book Value	$ 14,516		$ 17,486	
Leasehold improvements, net	70,574	85,090	80,966	98,452
Other assets		21,451		21,451
TOTAL ASSETS		$ 1,707,483		$ 3,304,380
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Current Liabilities:				
Accounts payable and accrued expenses		$ 367,443		$ 535,847
TOTAL LIABILITIES		$ 367,443		$ 535,847
STOCKHOLDERS' EQUITY				
Common stock, $ 0.001 par value, 8,000,000 shares authorized, 2,466,401 shares issued and outstanding (see note 5a)		$ 2,805,587		$ 4,282,587
Paid-in-capital		164,000		164,000
Retained Earnings (deficit) beginning of year	$ (666,831)		$ (1,096,164)	
Net Income/ (loss) for the period	48,507		429,333	
Retained Earnings (deficit) end of year		(618,324)		(666,831)
Treasury stock (1,230,198 shares at cost) (see note 5b)		(1,011,223)		(1,011,223)
TOTAL STOCKHOLDERS' EQUITY		$ 1,340,040		$ 2,768,533
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 1,707,483		$ 3,304,380

See accompanying notes to the financial statements.

TRADE MANAGE CAPITAL, INC.
STATEMENT OF OPERATIONS
for the year ended DECEMBER 31, 2016 and DECEMBER 31, 2015

	2016	2015
REVENUES		
Commissions	$ 4,475,816	$ 5,429,538
Other revenue	67,823	25,640
Total revenue	$ 4,543,639	$ 5,455,178
OPERATING EXPENSES:		
Salaries and payroll expenses	$ 2,168,567	$ 2,591,257
Soft dollar expenses	1,263,268	1,212,690
Licensed software rentals	346,782	443,848
Rent and occupancy expenses	159,086	116,475
Regulatory fees and expenses	76,587	159,872
Exchange and routing expense	105,004	10,593
Commissions and floor brokerage expense	56,915	82,205
Credit card charges	161,857	174,720
Insurance expense	23,004	31,285
Depreciation and amortization	13,362	14,501
Other expenses	120,700	188,399
Total operating expenses	$ 4,495,132	$ 5,025,845
NET INCOME	$ 48,507	$ 429,333

See accompanying notes to the financial statements.

TRADE MANAGEMENT CAPITAL, INC.
STATEMENT OF CASH FLOWS
for the year ended DECEMBER 31, 2016 and DECEMBER 31, 2015

	2016	2015
Cash flows from operating activities:		
Net income	$ 48,507	$ 429,333
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	13,362	14,501
Changes in current assets and current liabilities:		
(Increase) Decrease in Cash segregated-Federal & other regulations	118,216	(129,289)
(Increase) Decrease in Due from broker	(4,306)	4,722
Decrease in Prepaid expense	4,549	7,886
(Increase) Decrease in other current assets	(4,696)	24,973
(Decrease) Increase in Accounts payable and accrued expenses	(168,404)	93,731
Net cash provided from operating activities	$ 7,228	$ 445,857
Cash flows from financing activities:		
Common stock redeemed	$(1,477,000)	$ 0
Contributed capital	0	388,692
Net Cash from financing activities	$(1,477,000)	$ 388,692
Net change in cash and cash equivalents	(1,469,772)	834,549
Cash and cash equivalents - January 1,	2,776,384	1,941,835
Cash and cash equivalents - December 31,	$ 1,306,612	$ 2,776,384

	2016	2015
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes - minimum state franchise tax	$ 1,900	$ 3,597
Interest expense - on margin	$ 492	121

See accompanying notes to the financial statements.

TRADE MANAGEMENT CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended DECEMBER 31, 2016

	CAPITAL STOCK	PAID-IN CAPITAL	(DEFICIT)	TREASURY STOCK	TOTAL
Balance, January 1, 2016	$ 4,282,587	$ 164,000	$ (666,831)	$ (1,011,223)	$ 2,768,533
Capital Stock Redeemed	(1,477,000)				(1,477,000)
Net Income			48,507		48,507
Balance, December 31, 2016	$ 2,805,587	$ 164,000	$ (618,324)	$ (1,011,223)	$ 1,340,040

See accompanying notes to the financial statements.

TRADE MANAGE CAPITAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

(1) - ORGANIZATION AND NATURE OF BUSINESS

TRADE MANAGE CAPITAL, INC., (the COMPANY) is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority, (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2016.

(2) - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15, 2009. The Statement establishes the FASB Accounting Standards Codification (ASC) as the single source of authoritative United States generally accepted accounting and reporting standards for non-governmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Securities Transactions and Commissions

Securities transactions are recorded on a settlement date basis. Commissions and related clearing charges are also recorded on a settlement date basis as securities transactions occur. The Company records revenue from soft dollar transactions when earned. Related expenses are paid from the segregated cash account per the agreement.

TRADE MANAGE CAPITAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with the Company's clearing firm, Pershing LLC (Pershing). The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Pershing records customer transactions on a settlement date basis, which is generally three business days after the trade date. Pershing is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contract, in which case Pershing may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Pershing is charged back to the Company.

The Company in conjunction with Pershing, controls off- balance- sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in Saddle Brook, New Jersey and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Fair Value Measurement

FASB ASC 820 defines fair value , establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3- Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed base on the best information available in the circumstances and may include the Company's own data).

The Company did not have any assets or liabilities subject to fair value measurement at December 31, 2016.

TRADE MANAGE CAPITAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

Income Taxes

The Company elected to be taxed as an "S" Corporation for Federal and State income tax purposes. As an "S" Corporation, the Company is not subject to Federal and State income taxes and passes through substantially all taxable income items to the shareholders of the Company. The Company is subject to minimum state franchise tax rates for State income tax purposes.

In accordance with ASC 740, Income Taxes, the Company is required to disclosed unrecognized tax benefits resulting from uncertain tax positions. The Company recognizes the effect of tax positions only when they are more likely than not to be sustained. At December 31, 2016, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

(3) - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2016:

Leasehold improvements	$ 166,831
Computer equipment	203,635
Furniture and fixtures, etc.	68,126
Total cost	$ 438,592
(less:) accumulated depreciation and amortization	(353,502))
Net book value	$ 85,090

Depreciation expense for the year ended December 31, 2015 was $ 13,362

TRADE MANAGE CAPITAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

4) - COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business the Company is subject to litigation recurrent litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of potential and current litigation involving the Company cannot be predicted with certainty, the Company's management does not expect such litigation to have a material adverse effect on the Company's financial position or results of operations.

Leases

The Company leases office space in Saddle Brook, New Jersey. The terms of this lease require annual base lease payments as follows:

Year	Annual Base Rent
2016	88,145
2017 & 2018	92,034 per year
2019 & 2020	95,923 per year

The Company also rents space for a back office facility on a month to month basis from an entity owned by an officer of the Company. Total rent expense for the year ended December 31, 2016 amounted to $ 114,028 exclusive of utilities which amounted to $ 45,057.

5) - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $ 1,193,898, which was $943,898 in excess of its required net capital of $ 250,000. The Company had a percentage of aggregate indebtedness to net capital of 30.78% as of December 31, 2016.

5a) - COMMON STOCK

During the year ended December 31, 2016 the sole shareholder redeemed 1,298,461 common shares for $ 1,477,000.

During the year ended December 31, 2015, all minority shares of common stock were acquired by the sole remaining shareholder in off-balance sheet transactions which also resulted in the contribution of $ 388,692 to the existing capital stock account.

5b) - TREASURY SHARES

There were no treasury shares acquired or issued during 2016.

TRADE MANAGE CAPITAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

6) - RETIREMENT PLAN

The Company sponsors a salary reduction (Section 401(k)) retirement plan for its eligible employees. Employees may contribute a percentage of their pre-tax salary up to amounts specified in the plan agreement with optional matching contributions from the Company. The Company made no matching contributions to the plan during the year ended December 31, 2016.

7) - RELATED PARTY TRANSACTIONS

In addition to office leases, the Company also leases trading software from an entity owned by an officer of the company. The Company received the use of this software without cost during 2016.

8) - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Non-interest bearing cash accounts in the amount of $ 202,952 have been segregated in special reserve accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

9) - The Company has evaluated and noted no events or transactions that have occurred after December 31, 2016 that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
of the SECURITIES EXCHSNGE ACT OF 1934

AS OF DECEMBER 31, 2016

SCHEDULE I

TRADE MANAGE CAPITAL, INC.

COMUTATION OF NET CAPITAL UNDER RULE 15c-3-1 of the SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

NET CAPITAL

Shareholders' Equity	$ 1,340,040
Deductions and/charges	
Non-allowable assets	(146,142)
Net capital before haircuts on securities positions	$ 1,193,898
Haircuts and undue concentration	0
NET CAPITAL	$ 1,193,898
AGGREGATE INDEBTEDNESS	$ 367,443
MINIMUM NET CAPITAL REQUIRED (6 2/3% OF AGGREGATE INDEBTEDNESS)	$ 24,496
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 250,000
EXCESS OF NET CAPITAL OVER MIMIMUM REQUIREMENTS	$ 943,898
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	30.78%

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016.

See accompanying Accountant's Report.

SCHEDULE II

TRADE MANAGE CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

Credit balances		
Free credit balances and other credit balances in customers' accounts	$	176,847
Debit balances	$	0
Reserve Computation		
Excess of total credits over total debits	$	176,847
Amount held on deposit in reserve bank account	$	202,952

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016.

PETER D.WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708
E-mail: pdwillnercpa@aol.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Trade Manage Capital, Inc.
Saddle Brook, New Jersey

In planning and performing our audit of the financial statements of Trade Manage Capital, Inc. (the Company) as of December 31, 2016 and for the year ended December 31, 2016 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposal and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2016, to meet the SEC's objective.

We have reviewed the Company's broker-dealer's exemption report claiming exemption from SEC Rule 15c3-3(2i & 2ii). The Company has met the exemption provisions of SEC Rule 15c3(2i & 2ii) throughout 2016 without exception.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Peter D. Willner, CPA
Saddle River, New Jersey
February 17, 2017

PETER D.WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 561-513-9866

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATING TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Trade Management Capital, Inc.
Saddle Brook, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments {General Assessment Reconciliation (Form SIPC-7)} to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Trade Management Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and other specified parties in evaluating Trade Manage Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1, Compare the listed payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2, Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3, Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4, Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report in intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Peter D. Willner, CPA
Saddle River, New Jersey
February 17, 2017

TRADE MANAGE CAPITAL, INC.

MEMBERS FINRA • SIPC

Exemption Report:

Trade Manage Capital, Inc attests that it is to the best of its knowledge and belief, that the Firm is exempt from Rule 15c3-3, the Customer Protection Rule, under the following provisions:

1) Under subsection (k)(2)(i) of Rule 15c3-3, a broker-dealer is exempt if that introducing firm (1) does not carry margin accounts, (2) promptly transmits all funds and securities received, (3) does not hold customer funds or securities, (4) does not owe money or securities to customers, and (5) effects all soft dollar/commission recapture transactions through a bank account entitled – 'Special Account for the Exclusive Benefit of Clients.

2) Under subsection (k)(2)(ii), an introducing broker-dealer is exempt if it clears all transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker-dealer. Pershing LLC carries all accounts of customers and maintains required books under Rules 17a-3 and 17a-4 for Trade Manage Capital, Inc.

Trade Manage had met the identified exemptive provisions of 15c3-3(k) throughout the most recent fiscal year without exception.



Edward Lee
President

299 MARKET STREET • SADDLE BROOK • NEW JERSEY 07663
(800) 221 5676 • (201) 587 2424 • (201) 587 9477 FAX
HTTP://WWW.TRADEMANAGE.COM

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member. address. Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1430*********************MIXED AADC 220
20851 FINRA DEC
TRADE MANAGE CAPITAL INC
299 MARKET ST STE 410
SADDLE BROOK NJ 07663-5319

Note: If any of the information shown on the mailing label requires correction. please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Edward Lee
201 587 2424

2. A. General Assessment (item 2e from page 2) $ 8057 06

   B. Less payment made with SIPC-6 filed (exclude interest) (4519 20)

   ____
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 3537 86

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 3537 86

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☑ Funds Wired ☐
   Total (must be same as F above) $ 3537 86

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trade Manage Capital, Inc
(Name of Corporation. Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 25 day of Jan, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4543639
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	4543639
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	56916
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Soft Dollar Expenses (Deductions in excess of $100,000 require documentation)	1263268
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 492	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 632	
Enter the greater of line (i) or (ii)	632
Total deductions	1320816
2d. SIPC Net Operating Revenues	$ 3222823
2e. General Assessment @ .0025	$ 8057.06 (to page 1, line 2.A.)